Exhibit 12.1

NATIONAL FINANCIAL PARTNERS CORP.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

(Amounts in thousands of dollars, except ratios)

	Three Months Ended March 31, 2012	Years Ended December 31,
		2011	2010	2009	2008	2007
Income (loss) before income taxes (a)	$7,393	$65,319	$69,039	$(567,770)	$41,809	$91,956
Add:
Interest Expense(a)	$3,754	$14,250	$15,662	$18,187	$19,832	$16,587
Amortization of debt-related expenses	367	1,483	2,871	2,380	1,932	1,723
Appropriate portion of rents(b)	1,647	6,648	7,019	9,297	7,306	5,400

	5,768	22,381	25,552	29,864	29,070	23,710

Earnings available for fixed charges	$13,161	$87,700	$94,591	$(537,906)	$70,879	$115,666

Fixed Charges:
Interest Expense(a)	$3,754	$14,250	$15,662	$18,187	$19,832	$16,587
Amortization of debt-related expenses	367	1,483	2,871	2,380	1,932	1,723
Appropriate portion of rents(b)	1,647	6,648	7,019	9,297	7,306	5,400

Total Fixed Charges	$5,768	$22,381	$25,552	$29,864	$29,070	$23,710

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends (c)	2.28x	3.92x	3.70x	N/M	2.44x	4.88x

N/M indicates the metric is not meaningful

(a)	Interest expense and Income before income taxes exclude interest expense accrued on uncertain tax positions. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of March 31, 2012, the Company had accrued interest related to unrecognized tax benefits of $1.1 million.
(b)	Portion of rental expenses which is deemed representative of an interest factor, which is approximately twenty percent of total rental expense.
(c)	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges and earnings available for fixed charges must be approximately $29.9 million in order to attain a ratio of earnings to combined fixed charges and preferred dividends of one-to-one.